FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

 For the month of September, 2010

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F	X	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes	No	X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )

N/A

Huaneng Power International, Inc.
Huaneng Building,
4 Fuxingmennei Street,
Xicheng District,
Beijing, 100031 PRC

This Form 6-K consists of:

An announcement in relation to relevant matters for further avoidance of business competition by China Huaneng Group with Huaneng Power Inc. (the "Registrant"), made by the Registrant on September 17, 2010.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

Announcement in relation to relevant matters
for further avoidance of business competition by
China Huaneng Group with Huaneng Power International, Inc.

This announcement is issued pursuant to Rules 13.09(1) and (2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Recently, Huaneng Power International, Inc. received from its controlling shareholder, China Huaneng Group ("Huaneng Group"), an undertaking on relevant matters for further avoidance of business competition by Huaneng Group with Huaneng Power International, Inc., the principal terms of which are set out below:

In order to support the business development of, integrate relevant quality assets and avoid business competition with, Huaneng Power International, Inc. (the "Company"), Huaneng Group and Huaneng International Power Development Corporation had previously given a non-compete undertaking to the Company. Relevant disclosure was made in the prospectus for the initial public offering of A Shares of the Company, and following the listing of the Company on the Shanghai Stock Exchange, in the annual reports and other relevant announcements for information disclosure.

Whilst Huaneng Group will continue to perform its undertakings previously given, for further avoidance of business competition with the Company, Huaneng Group further undertakes to the Company that:

1.	it shall treat the Company as the only platform for integrating the conventional energy business of Huaneng Group;

2.
with respect to the conventional energy business assets of Huaneng Group located in Shandong Province, Huaneng Group undertakes that it will take approximately 5 years to improve the profitability of such assets and when the terms become appropriate, it will inject those assets into the Company. The Company has a right of first refusal to acquire from Huaneng Group the newly developed, acquired or invested projects which are engaged in the conventional energy business of Huaneng Group located in Shandong Province.

3.
with respect to the other non-listed conventional energy business assets of Huaneng Group located in other provincial administrative regions, Huaneng Group undertakes that it will take approximately 5 years and upon such assets meeting the conditions for listing, it will inject such assets into the Company in order to support the sustainable, stable development of the Company.

4.	Huaneng Group will continue to perform each of its undertakings to support the development of its subordinated listed companies.

By Order of the Board
Huaneng Power International, Inc.
Gu Biquan
Company Secretary

As at the date of this announcement, the directors of the Company are:

Cao Peixi	Liu Jipeng
(Executive Director)	(Independent Non-executive Director)
Huang Long	Yu Ning
(Non-executive Director)	(Independent Non-executive Director)
Wu Dawei	Shao Shiwei
(Non-executive Director)	(Independent Non-executive Director)
Huang Jian	Zheng Jianchao
(Non-executive Director)	(Independent Non-executive Director)
Liu Guoyue	Wu Liansheng
(Executive Director)	(Independent Non-executive Director)
Fan Xiaxia
(Executive Director)
Shan Qunying
(Non-executive Director)
Xu Zujian
(Non-executive Director)
Huang Mingyuan
(Non-executive Director)
Liu Shuyuan
(Non-executive Director)

Beijing, the PRC
17 September 2010

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By	/s/ Gu Biquan
	Name:	Gu Biquan
	Title:	Company Secretary

Date:    September 17, 2010